AGREEMENT

         This Agreement is made this 29th day of March, 2002, by and between Mestek, Inc., a Pennsylvania corporation ("Mestek") and John E. Reed, an individual residing in Massachusetts ("Reed").

A. Each of Mestek and Reed have an investment in CareCentric, Inc., a Delaware corporation.
B. Reed has provided a credit line to CareCentric that is subject to a declaration of default and is not currently eligible for further funding. Reed has also provided short-term working capital to CareCentric in the first quarter of 2002. Mestek has an interest in protecting its current investment by providing short-term working capital to CareCentric.
C. CareCentric also obtained a credit line from Wainwright Bank, where Reed is a director, the payment of which is guaranteed by Mestek.
D. CareCentric has requested that its short-term obligations to Mestek and Reed be refinanced to long-term financing. Mestek is willing to make such a commitment to CareCentric in consideration of various terms and conditions to re-capitalize and refinance its existing investment and certain agreements of Reed (the "Transaction").

NOW, THEREFORE, the parties hereto, intending to be legally bound, for good and adequate consideration to hereby agree as follows:

1. Reed Forebearance. Reed hereby agrees, pending the period commencing the date hereof to the closing of the Transaction, to forbear from declaring a default under any of CareCentric's obligations to him and to waive any default thereunder. In addition, Reed agrees that in any future actions to pursue remedies regarding any CareCentric obligations to him, that he will give Mestek prior written notice and seek to coordinate his actions with Mestek.
2. Other Reed Agreements. Reed further agrees to use his good offices to advocate for the continued extension of credit by Wainwright Bank to CareCentric as warranted by the financial condition of CareCentric.
3. Reed Committment. Reed further agrees to submit to CareCentric, simultaneously with the submission of any similar commitment of Mestek, but not later than April 12, 2002, a written and binding commitment (the "Reed Commitment Letter") for the Transaction, including a credit facility for CareCentric of approximately $900,000 of new money, on terms that are substantially similar to those offered by Mestek and are otherwise acceptable to Mestek, including substantially similar conditions and contingencies to the timing and enforceability of the Reed Commitment Letter, the restructuring of existing debt, the recapitalization of the Series D Preferred Stock of CareCentric and the pay-down of CareCentric's Wainwright facility.
4. Transfer of Voting and Other Rights. In consideration of the foregoing agreements, any one of which would be adequate, and the further conditions set forth in this section, Mestek hereby agrees to transfer to Reed, effective the date set forth above, all right, title and interest it has or may have in, to and under all votes it has or may have in all matters to be voted upon by the stockholders of CareCentric and any right it has to otherwise affect or influence the appointment of members of or nominees to the Board of Directors of CareCentric under the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of CareCentric, as amended, or otherwise, so long as Mestek shall have any rights under the Series B Preferred Stock Certificate.
5. Effect of Transfer. This Agreement has no effect on the rights of Mestek under the other terms of the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of CareCentric, as amended, not specifically transferred hereunder, nor under the Certificate of Designations, Preferences and Rights of Series C Preferred Stock of CareCentric, as amended, nor any other investment of Mestek in CareCentric.
6. Notice to CareCentric. Mestek shall give CareCentric written notice of this Agreement transferring the Series B Preferred Stock votes prior to the next record date.

MESTEK. INC.


By:/S/ R.BRUCE DEWEY___________                       /S/ JOHN E. REED_________
                                                          JOHN E. REED
Its: PRESIDENT AND COO_________